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March 18, 2022

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Fetterolf
Jennifer López Molina

Re:	ShiftPixy, Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed February 14, 2022
File No. 333-259619

Ladies and Gentlemen:

This letter sets forth the response of ShiftPixy, Inc. (the “Company”) to the comment letter, dated March 7, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-3 publicly filed with the Commission on February 14, 2022. Concurrently, the Company is filing publicly an amendment to the registration statement (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	We note your response to comment 4 and have the following comments:

•	We note your representation that “[t]he Company initially exceeded the 40% Threshold on October 19, 2021, the date of pricing of IHC’s IPO” and that “[o]n October 19, 2021, the IHC founder shares owned by the Company had a market value of $21,100,000 . . . .” These representations appear to indicate that, on October 19, 2021, Investment’s interests in IHC constituted investment securities holding a value exceeding 40% of Investment’s total assets, exclusive of Government securities and cash items, and in turn, the Company’s interests in Investments constituted investment securities holding a value exceeding 40% of the Company’s total assets, exclusive of Government securities and cash items. Please reconcile with your assertions, made elsewhere in your response, that an “accounting issue has caused the Company to experience an ‘extraordinary event’ that has temporarily altered the composition of the Company’s assets entitling it to rely upon the safe harbor in Rule 3a-2.” In your response, please clarify whether you believe the Company’s “accounting issue” is distinct from, or the same as, the apparent trigger of the 40% Threshold on October 19, 2021 as a result of the value of the Company’s interests in Investments.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ March 18, 2022 Page 2

Response: The Company represents that on October 19, 2021, Investment’s interests in IHC constituted investment securities holding a value exceeding 40% of Investment’s total assets, exclusive of Government securities and cash items, and in turn, the Company’s interests in Investments constituted investment securities holding a value exceeding 40% of the Company’s total assets, exclusive of Government securities and cash items. The Company’s accounting issue, which it experienced in connection with the creation of a minority unaffiliated interest in each of the four SPACs due to the transfer of founder shares to the representative of the underwriters of each SPAC, was a distinct event due to GAAP’s requirements that the deferred operating costs be recorded as assets. The Company inadvertently stated that the “accounting issue has caused the Company to experience an “extraordinary event”” in the Company’s previous response letter dated February 14, 2022 (the “February Response Letter”). Based on the Company’s analysis described in the February Response Letter, the Company respectfully submits that the Company initially exceeded the 40% Threshold on October 19, 2021, the date of pricing of IHC’s IPO. On October 19, 2021, the IHC founder shares owned by the Company had a market value of $21,100,000 based on the $10.00 per unit offering price. Prior to pricing of IHC’s IPO on October 19, 2021, there was substantial doubt as to whether the offering would be completed on the proposed terms, or at all, and therefore, the fair market value of the IHC founder shares owned by the Company had significantly less value than $10.00 per unit. The inclusion of SPAC-related assets on its balance sheet is due to the separate application of technical accounting rules to such SPAC-related assets that the Company is required to include in its financial statements as a result of the SPAC initiatives. This accounting issue is distinct from the trigger of the 40% Threshold which occurred on October 19, 2021.

•	We note that you “expect to invest or otherwise extend capital, through Investments totaling up to approximately $25,031,408 in connection with [the Company’s] sponsorship of the SPACs . . . .” We also note that these investments and extensions of capital would appear to result in the acquisition of a significant amount of investment securities as defined in section 3(a) of the Investment Company Act of 1940 (the “1940 Act”). Please provide your analysis regarding whether such business activities evidence the “bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities” required in order to rely on the temporary safe harbor for transient investment companies in Rule 3a-2.

Response: Given the amount of time that has passed since the completion of the IHC IPO, and the Company’s determination that it will be impracticable to complete the IPOs for the other SPACs as well as the de-SPAC process for IHC within the time period provided under the Rule 3a-2 safe harbor, the Company has withdrawn the initial public offering registration statements for each of the Vital, TechStackery and Firemark SPACs which evidences its bona fide intent to be engaged primarily in a non-investment company business. The Company believes these actions are consistent with an objective to not be deemed to be an “investment company” by the end of the one-year period afforded by the safe harbor for transient investment companies under Rule 3a-2. Accordingly, the Company has revised the Amendment.

•	Please revise your disclosure addressing the risks that the Company may be an investment company as defined in the 1940 Act to disclose (i) the Company’s belief that it is relying on the temporary safe harbor for transient investment companies in Rule 3a-2 of the 1940 Act and (ii) the date on which the Company believes the one-year period commenced pursuant to Rule 3a-2(b).

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amendment.

•	Please also revise your disclosure to discuss (i) the consequences to the Company if it fails to meet the requirements of the temporary safe harbor for transient investment companies under Rule 3a-2, (ii) any consequences to the Company of its ability to rely on Rule 3a-2 only once in any three-year period, including your future sponsorship of SPAC initial public offerings through Investments, and (iii) the actions the company expects to take in order to comply with Rule 3a-2, including your intent “to divest [the IHC founder shares], along with the founder shares of the other SPACs prior to October 19, 2022 . . . .”

MINTZ March 18, 2022 Page 3

Response: The Company does not anticipate any consequences to its ability to rely on Rule 3a-2 only once in any three-year period because the Company has withdrawn the initial public offering registration statements for each of Vital, TechStackery and Firemark. To comply with Rule 3a-2, the Company intends to sell the IHC founder shares or dividend the IHC founder shares to the Company’s shareholders by October 19, 2022, the end of the one-year period afforded by the safe harbor for transient investment companies under Rule 3a-2. The Company also intends to forfeit the founder shares of Vital, TechStackery and Firemark. The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amendment to address the consequences to the Company if it fails to meet the requirements of the temporary safe harbor for transient investment companies under Rule 3a-2.

2.	We note your press release dated January 24, 2022 announcing your plan to release an NFT gamification loyalty program in 2022 in connection with your launch of Ghost Kitchen food brands, as well as your description of such loyalty program on your website. In connection therewith, please:

•	Provide us with a materially complete description of the NFTs and clarify who will create them.

Response: The Company plans to create its own NFTs on a digital blockchain in connection with its marketing efforts for certain ghost kitchen restaurant brands that are currently in development, as disclosed on page 20 of the Company’s Annual Report on Form 10-K for its fiscal year ended August 31, 2021, filed with the Commission on December 3, 2021. Each NFT will be gifted to an individual customer for free. The NFTs will allow customers to play online games built and designed by the Company to earn rewards under the Company’s loyalty program. The rewards will accrue over time based on the customer’s qualifying purchases and participation in the online games. The NFTs will also enable customers to digitally place food and beverage orders through brand locations in the metaverse. The NFTs will not be transferrable or saleable.

•	Provide us with your legal analysis that such digital assets monetized in your loyalty program are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities; and

Response: The NFTs are not a security under the definition of “security” set out in the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), because they do not fit the definitions of any of the security instruments listed in those statutes, including “stock,” “bonds,” “notes,” or any instrument. In addition, the NFTs do not meet the four-part test assessing whether they are a form of “investment contract” as set out in SEC v. Howey1, for the reasons set forth below:

1.	Securities Act and Exchange Act Analysis. The Securities Act and Exchange Act contain almost identical definitions of the term security; for example, they both list a number of familiar financial instruments as securities, including stock, notes and bonds.[2] The characteristics of NFTs do not fit within the enumerated lists of financial instruments. For example, the NFTs do not have the characteristics of being a stock, note, bond or similar financial instrument because the NFTs are digital representations of a customer’s loyalty profile. The NFTs do have any intrinsic value and NFT holders have no economic, governance or other rights with respect to the Company (a fact which the Company intends to make clear when it releases its Terms of Use with respect to the NFTs). Therefore, the NFTs are not securities under the definitions provided in the Securities Act and Exchange Act.

1 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

2 Securities Act of 1933, 15 U.S.C. § 77b(a)(1).

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2.	Howey Test. The seminal Supreme Court case SEC v. W.J. Howey Company defines an investment contract to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits (4) to be derived solely (or, according to lower federal courts, primarily) from the efforts of others. On April 3, 2019, the Staff published a “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Staff Framework”). The Staff Framework lists a number of non-exclusive factors that the Staff believes are useful in analyzing whether a digital asset is a security under the Howey test. The Staff Framework addresses each of the elements of the Howey test and provides guidance on their application to the NFTs to be issued by the Company, as analyzed below:

a.	The NFTs Do Not Involve an Investment of Money

The NFTs do not involve any investment of money as required by the first prong of the Howey test. Investors receive the NFTs for free by signing up to participate in a voluntary, promotional rewards program. The NFTs are not purchased or otherwise acquired in exchange for value.

b.	The NFTs Do Not Involve a Common Enterprise

The NFTs do not meet the second prong of the Howey test, which requires people to invest in a “common enterprise.” The Howey Court did not define the term common enterprise, although it did seem to equate the concept with the ability of the investors to “share in the profits” of an enterprise. The NFTs have no value and have no link to any of the Company’s profits or losses other than the ability of a customer to earn rewards by purchasing qualifying food and beverage products and participating in interactive online games. The NFTs do not entitle any holder to any revenues generated by the Company.

c.	The NFTs Involve No Reasonable Expectation of Profit

The third prong of the Howey test requires that the investor “is led to expect profits.” No holder of the NFTs would be led to expect profits – a point that the Company intends to reinforce through its Terms of Use, as noted above. Unlike other types of NFTs, the NFTs generated by the Company will be distributed to customers for free, will have no value and will not be available for transfer or resale. Holders of NFTs will not receive any type of distribution (other than being able to earn rewards due to their own efforts) and their NFTs will never appreciate in value because the NFTs cannot be sold or transferred on any exchange or market.

d.	Holders of the NFTs Do Not Rely on the Managerial or Entrepreneurial Efforts of Others

Finally, holders of the Company’s NFTs will not meet the fourth prong of the Howey test, which requires that any expectation of profits is “solely [or primarily] from the efforts of a promoter or a third party.” The Company cannot create any value for the NFTs. Only the holders of the NFTs can generate rewards through the purchase of qualifying food and beverage products and the participation in interactive online games. The Company may, from time to time, improve the quality of the interactive online games; however, such activities will not increase the value of the NFT because the NFTs cannot be sold or transferred.

Based on the four elements of Howey, the NFTs are not “investment securities.”

•	Explain to us how your loyalty program operates and your role in it.

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Response: Customers of the Company may voluntarily participate in the Company’s loyalty program. Customers will be able to earn points by purchasing qualifying food and beverage products and participating in interactive online games. Once customers earn a certain amount of points, such points will be redeemable for certain awards, including food and clothing products.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6784 or via e-mail at ikblumenthal@mintz.com.

Very truly yours,

/s/ Ivan K. Blumenthal
Ivan K. Blumenthal

cc:	Scott W. Absher, Chief Executive Officer (ShiftPixy, Inc.)